

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 23, 2017

James Kwak
President
Ecolocap Solutions, Inc.
1250 South Grove Avenue, Suite 308
Barrington, IL 60010

> **Re:** **Ecolocap Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 3, 2017**
> **File No. 000-51213**

Dear Mr. Kwak:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Certain Effects of the Amendment

1. As required by Item 11(d) of Schedule 14A, please provide a materially complete description of the effect the authorization of these shares will have on the rights of existing security holders, such as the amount of dilution that will occur as a result of the transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction